SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2010

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Lima, October 21, 2010

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Dear Sirs,
CREDICORP LTD., in accordance with CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, complies with notifying you of the following Material Event:

Credicorp Ltd. informs that it has reached an agreement with American Life Insurance Company (ALICO) and with other of its subsidiaries, to acquire their stakes as shareholders of Pacifico Peruano Suiza Compañia de Seguros y Reaseguros (PPS) and Pacifico Vida Compañia de Seguros y Reaseguros (Pacifico Vida) that jointly represent 20.1% of PPS’s and 38% of Pacifico Vida’s shares. Credicorp will acquire Pacifico Vida’s shares and its subsidiary, Grupo Credito, will acquire PPS’s shares. The transaction is subject to approval by the Superintendency of Banking and Insurance of Peru and the fulfillment of some conditions precedent provided in the agreement. The combined transaction amounts to approximately US$ 170 million.

Yours faithfully,

s/ Mario Ferrari Q.
Stock Market Representative

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2010

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen
Authorized Representative